FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

San Pedro Garza García, México, February 26, 2007 - Axtel, S.A.B. de C.V. (“AXTEL”), one of the leading telecommunications services providers in Mexico, announced its unaudited fourth quarter results ended December 31, 2006, today. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of December 31, 2006. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues from operations

Revenues from operations increased to Ps. 2,099.2 million in the fourth quarter of year 2006 from Ps. 1,374.6 million for the same period in 2005, an increment of Ps. 724.6 million, or 53%.

Revenues from operations totaled Ps. 6,433.9 million in the twelve-month period ended December 31, 2006, compared to Ps. 5,168.1 million in the same period in 2005, an increase of Ps. 1,265.7 million, or 25%.

We derived our revenues from the following sources:

Local services. Local service revenues increased to Ps. 1,120.6 million for the three-month period ended December 31, 2006, compared to Ps. 979.1 million for the same period ended in 2005, an increase of Ps. 141.5 million, or 14%. This change is explained by a Ps. 61.0 million contribution from Avantel and Ps. 81.5 million from increased monthly rents, value-added services and cellular revenues due to a higher number of lines in service. For the twelve-month period ended December 31, 2006, revenues from local services totaled Ps. 4,178.1 million, an annual improvement of Ps. 543.9 million, or 15%, from Ps. 3,634.2 million recorded in the same period in 2005.

Long distance services. Long distance service revenues increased to Ps. 244.2 million for the three-month period ended December 31, 2006, compared to Ps. 119.7 million in the same period in 2005, an increase of Ps. 124.5 million, or 104%. This increase was mainly due to the Avantel customers. For the twelve-month period ended December 31, 2006, long distance services grew to Ps. 607.7 million from Ps. 470.2 million registered in the same period in 2005, an increase of Ps. 137.5 million, or 29%.

Data & Network. Data and network service revenues increased to Ps. 240.1 million for the three-month period ended December 31, 2006, compared to Ps. 57.1 million in the same period in 2005, an increase of Ps. 183.0 million, or 320%. The increase is explained by a Ps. 163.7 million contribution from Avantel and a Ps. 19.3 million by data services provided to existing and new customers. For the twelve-month period ended December 31, 2006, data and network services grew to Ps. 442.4 million from Ps. 207.8 million registered in the same period in 2005, an increase of Ps. 234.6 million, or 113%.

International traffic. International traffic revenues increased to Ps. 180.7 million for the three-month period ended December 31, 2006, compared to Ps. 121.4 million in the same period in 2005, an increase of Ps. 59.2 million, or 49%. Out of the Ps. 180.7 million, Avantel contributed with Ps. 67.6 million. For the twelve-month period ended December 31, 2006, international traffic revenues grew to Ps. 532.8 million from Ps. 490.8 million registered in the same period in 2005, an increase of Ps. 41.9 million, or 9%.

Other services. Revenue from other services accounted for Ps. 313.6 million in the fourth quarter of 2006, an increase of Ps. 216.3 million, or 223%, from Ps. 97.2 million registered in the same period in 2005. Avantel contributed Ps. 187.7 million and Ps. 28.6 million are due to activation fees and other revenues related to existing and new customers. Other services revenue increased to Ps. 672.8 million for the twelve-month period ended December 31, 2006, from Ps. 365.1 million for the same period in year 2005, an increase of Ps. 307.8 million, or 84%.

Consumption

Local Calls. Local calls totaled 518.1 million in the three-month period ended December 31, 2006, an increase of 73.5 million, or 17%, from 444.6 million recorded in the same period in 2005. A higher number of lines in service and 12.1 million calls contributed from Avantel in December were the main drivers for this increase. For the twelve-month period ended December 31, 2006, local calls increased to 1,953.1 million from 1,615.2 million registered in the same period in 2005, an increase of 337.9 million calls, or 21%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line increased to 215.4 million in the three-month period ended December 31, 2006, compared to 171.0 million in the same period in 2005, a 26% improvement equivalent to 44.4 million minutes. For the twelve-month period ended December 31, 2006, cellular minutes grew 180.7 million, or 30%, from 597.5 million registered in the twelve-month period ended December 31, 2005, to 778.2 million in the same period in 2006.

Long distance. Long distance minutes increased to 1,124.1 million for the three-month period ended December 31, 2006 from 780.3 million in the same period in 2005, a 343.8 million increase, or 44%. This increase is explained by 133.6 million contributed from Avantel and from a larger consumption due to bundled offers that incorporate long distance minutes. For the twelve-month period ended December 31, 2006, long distance minutes amounted 3,526.8 million, compared to 2,944.7 million registered in the same period in 2005, an increase of 582.1 million of minutes, or 20%.

Lines in Service. As of December 31, 2006, lines in service totaled 792.5 thousand, an increase of 186.6 thousand from the same date in 2005. 148.4 thousand net adds are due to organic growth in existing cities as well as five new cities deployed in 2006 and 38.2 thousand lines are contributed from Avantel.

Line equivalents (64 kbps). As of December 31, 2006, 64 kbps line equivalents totaled 416,304, an increase of 393,709 from the same date in 2005. 349,902 line equivalents are contributed from Avantel and 43,888 are related to the organic growth from business customers.

Internet subscribers. As of December 31, 2006, internet subscribers totaled 104,703, an increase of 128% from the 45,898 internet subscribers on December 31, 2005. Non dial-up subscribers represented 56% or 58,464 subscribers. Avantel contributed with 39,486 subscribers and the other 19,319 additional subscribers are explained by existing customers upgrading to double-play offers and new customers.

Cost of Revenues(2) and Operating Expenses(3)

Cost of Revenues. For the three-month period ended December 31, 2006, the cost of revenues totaled Ps. 709.5 million, an increase of Ps. 273.6 million compared with the same period of year 2005. For the twelve-month period ended December 31, 2006, the cost of revenues reached Ps. 2,028.1 million, an increase of Ps. 414.8 million in comparison with the same period in year 2005.

Gross Profit. Gross profit is defined as revenues minus costs of revenues. For the fourth quarter of 2006, the gross profit accounted for Ps. 1,389.7 million, an increase of Ps. 451.0 million, or 48%, compared with the same period in 2005. For the twelve-month period ended December 31, 2006, our gross profit increased to Ps. 4,405.7 million from Ps. 3,554.8 million recorded in the same period of year 2005, a gain of Ps. 851.0 million, or 24%.

Operating expenses. For the fourth quarter of year 2006, operating expenses grew Ps. 256.8 million, or 57%, totaling Ps. 706.3 million compared to Ps. 449.5 million for the same period in year 2005. For the twelve-month period ended December 31, 2006, operating expenses increased to Ps. 2,178.2 million, from Ps. 1,755.8 million in the same period in 2005, an increase of Ps. 422.4 million. Additional expenses associated with the integration of Avantel and the five new cities opened in 2006 were the main factors that generated this increase.

Adjusted EBITDA(4). The Adjusted EBITDA was Ps. 683.4 million for the three-month period ended December 31, 2006 as compared to Ps. 489.2 million for the same period in 2005, an increase of 40%. As a percentage of total revenues it was 32.6% for the three month period ended December 31, 2006. For the twelve-month period ended December 31, 2006 Adjusted EBITDA was Ps. 2,227.5 million, compared to Ps. 1,798.9 million in the same period in year 2005, an increase of Ps. 428.6 million, or 24%.

Depreciation and Amortization(8). Due to the organic expansion of our asset base combined with the new Avantel assets in December, depreciation and amortization increased to Ps. 449.6 million in the three-month period ended December 31, 2006 compared to Ps. 320.4 million for the same period in year 2005, an increase of Ps. 129.2 million, or 40%. Depreciation and amortization for the twelve-month period ended December 31, 2006 increased to Ps. 1,516.4 million, from Ps. 1,176.0 million in the same period in year 2005, an increase of Ps. 340.3 million, or 29%.

Operating Income (loss). Operating income totaled Ps. 233.8 million in the three-month period ended December 31, 2006 compared to an operating income of Ps. 168.8 million registered in the same period in year 2005, an increase of Ps. 65.0 million, or 39%. For the twelve-month period ended December 31, 2006 our operating income reached Ps. 711.1 million when compared to the income in the same period of 2005 of Ps. 622.9 million, Ps. 88.3 million, or 14%.

Comprehensive financial result. The comprehensive financial loss increased to Ps. 90.3 million for the three-month period ended December 31, 2006, compared to a loss of Ps. 30.2 million for the same period in 2005. The increased loss in the fourth quarter of 2006 was a result of additional Ps. 36.0 million interest expense due to a larger amount of debt combined with a non-cash monetary position loss. For the twelve-month period ended December 31, 2006, the comprehensive financial loss increased to Ps. 366.5 million, compared to Ps. 172.6 million in the same period in 2005, an increase of Ps. 193.9 million. For the twelve-month period ended December 31, 2006, the loss is partially explained by a foreign exchange loss and a reduced non-cash monetary position gain in 2006 compared to 2005.

Capital Expenditures. For the twelve-month period ended December 31, 2006, Axtel invested Ps. 1,643.3 million in assets compared to Ps. 1,703.1 million in the same period of year 2005, a decrease of Ps. 59.8 million. In addition, Axtel completed the purchase of Avantel for an amount of USD. 516.0 million.

Highlights

During the fourth quarter, we acquired Avantel consolidating our position as the second-largest fixed-line integrated telecommunications company in Mexico measured by customers, revenues and EBITDA.

At the end of the fourth quarter, our network included 1,090 km of metro fiber rings, 34 digital switches, 396 FWA sites, 683 point-to-point links, 166 point-to-multipoint sites (almost all are within the FWA sites) and 7,700 km of long-haul fiber optic.

At the end of the fourth quarter of 2006, internet subscribers totaled 104,703 from 45,898 at the end of 2005. Non dial-up subscribers represented 58,464 subscribers, or 56%.

Definitions

1) Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

Data & network. We generate revenues by providing data and network services, like virtual private  networks and private lines.

International Traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

2) Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

3) Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

4) For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

5) Earnings per CPO is calculated dividing the net income by the total number of Series A and Series B shares outstanding at the end of the period divided by seven.

6) Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the quarterly Adjusted EBITDA multiplied by four.

7) Interest Coverage is the interest expense for the period divided by the Adjusted EBITDA for the same period

8) Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

About Axtel

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 17 cities and long distance telephone services to business and residential customers in over 200 cities. The seventeen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya and Irapuato.

Visit AXTEL on the web at www.axtel.com.mx

**Financial Tables will Follow**

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
December 31, 2006 and 2005
(Thousand of constant pesos with purchasing power as of December 31, 2006)

ASSETS	Dec-06	Dec-05
Current assets:
Cash and equivalents	1,177,867	2,003,572
Accounts receivable	1,712,184	679,738
Refundable taxes and other accounts receivable	776,228	43,990
Prepaid Expenses	61,531	58,964
Inventories	99,336	63,853
Total current assets	3,827,146	2,850,117
Non current assets
Property, plant and equipment, net	14,471,019	7,320,184
Long-term accounts receivable	19,937	19,562
Telephone concession rights	778,142	701,335
Pre-operating results, net	153,809	185,376
Deferred income tax	-	17,890
Deferred employee’s profit sharing	9,668	-
Investment in shares of associated company	13,615	-
Other assets	375,676	178,020
Total non current assets	15,821,866	8,422,367
TOTAL ASSETS	19,649,012	11,272,484
LIABILITIES
Current liabilities
Account payable & Accrued expenses	1,820,781	567,765
Accrued Interest	15,850	13,267
Short-term debt	-	-
Current portion of long-term debt	157,294	42,640
Taxes payable	691,075	48,923
Financial Instruments	66,058	86,777
Deferred Revenue	581,137	-
Other accounts payable	265,332	228,045
Due to related party	-	-
Total current liabilities	3,597,527	987,417
Long-term debt
Long-term debt	7,993,784	2,894,511
Deferred income tax	104,839	-
Severance, seniority premiums and other post-retirement benefits	102,842	22,870
Deferred revenue	261,281	-
Other long-term liabilities	2,905	3,413
Total long-term debt	8,465,651	2,920,794
TOTAL LIABILITIES	12,063,175	3,908,211
STOCKHOLDERS EQUITY
Capital stock	8,363,390	8,363,930
Additional paid-in capital	527,309	536,758
Accumulated losses	(1,401,257)	(1,602,768)
Cumulative deferred income tax effect	127,380	127,380
Change in the fair value of derivative instruments	(30,988)	(60,487)
TOTAL STOCKHOLDERS EQUITY	7,585,834	7,364,273
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,649,012	11,272,484

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Years ended December 2006 and 2005
(Thousand pesos of constant purchasing power as of December 31, 2006)

	Fourth Quarter ended December 31			LTM ended December 31
	2006	2005	Effect	2006	2005	Effect

Total Revenues	Ps.$2,099,194	Ps.$1,374,550	52.7%	Ps.$6,433,854	Ps.$5,168,116	24.5%
Operating cost and expenses
Cost of sales and services	(709,473)	(435,842)	-62.8%	(2,028,121)	(1,613,347)	-25.7%
Selling and administrative expenses	(706,345)	(449,506)	-57.1%	(2,178,223)	(1,755,845)	-24.1%
Depreciation and amortization	(449,583)	(320,424)	-40.3%	(1,516,377)	(1,176,044)	-28.9%
Total Operating Costs and Expenses	(1,865,401)	(1,205,772)	-54.7%	(5,722,721)	(4,545,236)	-25.9%
Operating income (loss)	233,793	168,778	38.5%	711,133	622,880	14.2%
Comprehensive financing result:
Interest expense	(135,182)	(99,173)	-36.3%	(465,246)	(396,309)	-17.4%
Interest income	16,502	18,417	-10.4%	88,797	59,055	50.4%
Net interest income (expense)	(118,680)	(80,756)	-47.0%	(376,449)	(337,254)	-11.6%
Foreign exchange gain (loss), net	35,163	24,143	N/A	(1,067)	108,067	N/A
Monetary position gain	(6,790)	26,410	-125.7%	11,052	56,605	-80.5%
Comprehensive financing results, net	(90,307)	(30,203)	-199.0%	(366,464)	(172,582)	-112.3%
Other income (expenses), net	(16,811)	3,246	N/A	(34,474)	7,455	N/A
Special item	-	-	N/A	-	-	N/A
Income (loss) before income taxes and employees’ profit sharing	126,675	141,821	-10.7%	310,195	457,753	-32.2%
Income Tax	(4,717)	-	N/A	(4,717)	-	N/A
Employee’s profit sharing	(1,513)	-	N/A	(1,513)	-	N/A
Deferred income tax	(59,170)	(60,871)	2.8%	(108,575)	(161,799)	32.9%
Deferred employees’ profit sharing	4,529	-	N/A	4,529	-	N/A
Total income tax and employees’ profit sharing	(60,871)	(60,871)	0.0%	(110,276)	(161,799)	31.8%
Equity in results of an associate company	1,592	-	N/A	1,592	-	N/A
Net income (Loss)	Ps.$ 67,396	80,950	-16.7%	Ps.$ 201,511	295,954	-31.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: March 6, 2007